EXHIBIT A: BUSINESS PLAN

§227.201(d) – The Company's Business and Business Plan

Company Highlights[1]

- **Track record.** Over $10 million raised for 40 impact real estate projects, leveraging over $440 million in projects built.
- **Meaningful diversity**. Almost 60% of our developers are minority and/or women. We aim to do better.
- **Meaningful impact.** We don't just talk about impact. We built the Small Change Index to measure it.[2]
- **Growth.** 435% growth in funds raised from 2020 to 2021 building on 455% growth from 2019 to 2020
- **Pipeline.** 140+ deals in our pipeline, totaling more than $425 million in offering goals.
- **Female founder**. 4 companies founded and 14 urban real estate projects under her belt

The Problem

The real estate industry is a monoculture of investors and banks, supporting the same projects over and over again. Capital is often inaccessible to women and BIPOC developers. Difficulties faced by developers who are not mainstream include raising debt or equity because their projects are unconventional or in disinvested neighborhoods, or because they are minority or women-led real estate companies.[3] [4] And investment, until very recently, was only possible for the wealthiest.

The vast majority of real estate executives remain white. "People of color held roughly 13 percent of leadership roles in commercial real estate in 2021, an improvement of 1.4 percent from the previous year, according to an analysis from Bisnow, an industry media and events platform" writes Patrick Sisson for *The New York Times*. [5] [6]

The Solution

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[1] All statistics in this disclosure packet are as of September 10, 2022
[2] https://learn.smallchange.co/change-index
[3] https://www.washingtonpost.com/business/2021/04/01/black-developers-call-reckoning-real-estate/
[4] https://www.commercialsearch.com/news/keeping-the-momentum-furthering-diversity-in-cre/
[5] https://www.nytimes.com/2022/06/08/business/diversity-developers-real-estate.html
[6]https://www.bisnow.com/national/news/commercial-real-estate/diversity-study-analysis-race-accountability-1110
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Small Change is the first equity crowdfunding platform focused on addressing this monoculture in three ways – by supporting equitable and innovative projects, by providing investment opportunities for everyday people, and by providing access to capital for BIPOC and women developers.

We provide a streamlined and SEC/FINRA compliant investment crowdfunding solution where real estate developers can raise money for their change-making projects. By using a new securities rule called Regulation Crowdfunding, the SEC's first attempt to democratize investment, we provide a platform for developers to raise money for their real estate projects from anyone 18 years old and up.[7] Investment minimums can be as low as each developer likes.[8] They can engage their friends, their family and their community - all of whom can become investors in their projects.

In order to remain true to our mission, we've developed our proprietary Small Change Index™, the lens through which we ensure that any projects listed on our platform meet our triple bottom line goals.[9]

All of this sets us apart from other real estate crowdfunding platforms. We believe we are unique in our commitment to impact - in the projects we select, in the developers we serve and in the everyday people who can invest through our platform.


1
Equitable & innovative projects
2
Everyday investors
3
Emerging minority & women developers

On Small Change we measure impact in three ways:

1. **Equitable and innovative projects.** We use our proprietary Small Change Index™ to measure project impact with the goal of creating more affordable, more equitable and more innovative communities and with the goal of supporting emerging developers.

2. **Everyday investors.** On Small Change everyone (18+) – including non-accredited investors – can invest to build wealth or support the projects, developers, and places they love. To date almost 2,000 investments have been made in projects through our platform, some for as little as $200 and some for as much as $250,000.

[7] https://www.sec.gov/info/smallbus/secg/rccomplianceguide-051316.htm
[8] To date, the lowest investment minimum on Small Change has been $200.
[9] https://learn.smallchange.co/change-index

3. **Emerging minority and women developers.** Of the 40 projects listed to date, almost 60% are led by minority and/or women developers.

SMALL CHANGE INDEX™

MOBILITY

Urban location	✓
Walkable	✓
Bike friendly	✓
Business Corridor	✓
Public or other transit	✓
Fix your own transport	✓
Transit oriented development	

COMMUNITY

Street life	✓
Third Place	✓
Park or Plaza	✓
Building reuse or infill	✓
Affordable housing	✓
Fresh food access	✓
Minimized site disturbance	✓

ECONOMIC VITALITY

Underserved community	✓
Jobs Created	
Incubator	
Diverse workforce	✓
Green features	✓
Even more green	✓
Reduced parking	✓

Revenue Model

Small Change employs a B2B2C business model. Our customers are developers, but we rely on investors equally since commissions are paid by the developer to Small Change based on funds invested.

The pipeline[10]

Currently we acquire our customers (developers) through organic social media content (including podcasts, blog posts, social media posts and e-blasts) and by word of mouth. The sales cycle can vary depending on the readiness of the developer. Some developers are very experienced and move quickly. Others talk to us early on in their process and move forward only when they have reached an important milestone, such as acquisition of a property. Developers take an average of 90 days to complete the SEC requirements to register their offering once they sign a listing agreement. And on average, issuers will market their listing for 4 months. The sales cycle, from signing of listing agreement to closing of offering is currently averaging 7 months.[11].

Even without advertising our pipeline is robust at over $85 million in active leads with another ~$350 million in qualified leads we keep in touch with. We expect this to grow substantially with planned advertising and social media campaigns targeted directly at developers.[12] Additional marketing strategies are in various stages of planning.

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[10] All statistics in this disclosure packet are as of September 10, 2022

[11] Statistics drawn from Pipedrive where we track the status of our developer pipeline.

[12] https://learn.smallchange.co/small-change-for-developers

	Offerings in pipeline	Maximum funding goals	Average funding goal per project
Qualified leads	84	$345,000,000.00	$4,107,142.86
Hot leads	40	$71,200,000.00	$1,780,000.00
Listing sent	6	$7,600,000.00	$1,266,666.67
Listing signed	6	$3,300,000.00	$550,000.00
Listing live	5	$3,200,000.00	$640,000.00

See also Exhibit A: The Business Plan, as posted on Wefunder.com

About Small Change.

Small Change consists of four legal entities - a holding company, NSSC Holdings, LLC (the "Company" you are investing in) and three wholly owned subsidiaries - NSSC Funding Portal LLC, NSSC Crowd LLC and NSSC Tech LLC. NSSC Funding Portal is registered as a funding portal with the SEC and a member of FINRA. This is required in order to be able to list Regulation Crowdfunding offerings. NSSC Crowd conducts other offering types, such as Regulation D offerings, and NSSC Tech owns and maintains the technology and licenses it to both the Funding Portal and Crowd subsidiaries.

Since we started operations in 2016 we have deployed founder equity of almost $2.5 million with an additional $625,000 raised in two SAFE rounds and a convertible note. Over $450,000 in revenue has been earned to date, with ~ $260,000 earned in the trailing 12-month period through July 31, 2022.

As of the date this offering launched, Eve Picker, the founder, owns 95% of the Company and Dutch MacDonald, advisor and fractional COO owns 5%.

The team

Eve Picker is the founder and CEO of Small Change, a real estate equity crowdfunding platform.[13]

Eve's world has always been wrapped around cities and change. Her background as an architect, city planner, urban designer, real estate developer, community development strategist, publisher, and all around instigator provides her with a rich understanding of how cities work, how urban neighborhoods can be revitalized, what policies are needed to do it, and the unique marketing that creates the buzz needed for regeneration.

Amongst Eve's many urban (ad)ventures, she's developed a dozen buildings in blighted neighborhoods, built the first loft project in downtown Pittsburgh, founded a non-profit, cityLAB (a do-tank, not a think-tank), built Pittsburgh's first tiny house, organized a speaker series, launched a Pittsburgh e-zine called *PopCity*, and established downtown Pittsburgh's first co-working space. She also co-founded Pittsburgh's wildly successful Open Streets program and now hosts a weekly podcast series called Rethink Real Estate. For Good., where she interviews other real estate professionals instigating change.[14] [15]

Some honors she's proud of include Small Change ranking as one of 7 top Real Estate Crowdfunding Platforms of 2020 by *US News* and again by Nav in 2022, nabbing Top Innovator in the "Capital" category by HIVE, her tenure as a Fellow at the Rockefeller Foundation's Bellagio Center Residency Program, and her recent participation in Village Capital's FinHealth US 2021, an accelerator program for early-stage startups. And having the award-winning building she built and now lives in featured in *DWELL* magazine. [16]

Eve received her Bachelor of Architecture degree (with honors) from the University of N.S.W. in Sydney, Australia, and a Masters in Urban Design from Columbia University in New York City. Prior to launching Small Change, Eve founded no wall productions, inc., a real estate development company best known for its cutting edge loft developments; we do property management, inc., a property management company, and cityLAB, a non-profit. Earlier work experience includes architectural experience in studios as far flung as Sydney, Vienna, New York City, Princeton and Pittsburgh and as senior urban designer for the City of Pittsburgh. [17]

Dutch MacDonald is an advisor to and fractional COO of Small Change, a real estate equity crowdfunding platform.[18]

Dutch is a digital transformation executive and seasoned design strategist leading the design, execution, and scaling of digital products and services. He is passionate about innovation that is anchored in

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13 https://www.linkedin.com/in/evepicker/
14 https://smallchange.co/projects/tiny-house
15 https://www.citylabpgh.org/
16 https://www.dwell.com/article/loft-living-in-pittsburgh-2e7223cf
17 wedoproperty.com
18 https://www.linkedin.com/in/dutch-macdonald/

customer-and employee-experience (CX/EX) and end-to-end journeys, delivered with an agile methodology. He is a passionate builder of diverse, cross-functional, high-performing teams.

He started his career as a registered architect, founding the Pittsburgh-based architectural and design firm EDGE studio, and was the architect for most of Eve Picker's urban development projects.[19] He then went on to become CEO of MAYA Design, a digital design and innovation lab. In 2017, MAYA was acquired by the Boston Consulting Group (BCG), where Dutch serves as Managing Director in BCG's digital product and service business. There he leads a highly skilled team of consultants, designers, engineers and product managers.

Dutch received his Bachelor of Architecture from Carnegie Mellon University, studied at the Ecole Polytechnique Federale de Lausanne in Switzerland, and completed a fellowship at the Institute for Entrepreneurial Excellence at the University of Pittsburgh.

Throughout his career, Dutch has pushed the edge of the possible with a bias to action. He believes that by using design, technology, and data we can improve people's lives, solve some of the most pressing problems encountered by organizations, and transform the way we live, work, and play.

Other key Small Change team members include Jonathan Greene, Chief of Staff, Markley S. Roderick, SEC Counsel and Brandon Klerk, CRCP, CAMS CFE, Compliance consultant.[20] [21] [22]

Notable investors and advisors include Jonathan Stern, Senior Managing Director at Meridian Capital Group in New York, Josh McManus, Cofounder at Fruitful Bank, and Libby Seifel, Founder and President of Seifel Consulting, a strategic economic consulting firm. [23] [24] [25]

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[19]https://www.post-gazette.com/business/businessnews/2007/08/13/For-architects-Pittsburgh-poses-unique-challenges/stories/200708130150
[20] https://www.linkedin.com/in/jonathan-greene-962868242/
[21] https://www.linkedin.com/in/markroderick/
[22] https://www.linkedin.com/in/brandonklerk/
[23] https://www.linkedin.com/in/jonathanmstern/
[24] https://www.linkedin.com/in/magnusmcmanus/
[25] https://www.linkedin.com/in/elizabeth-libby-seifel-45691b9/